SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Bonds.com Group, Inc.

(Name of Issuer)

COMMON STOCK, $.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

098003106

(CUSIP Number)

Scott Pintoff, Esq.

General Counsel

GFI Group Inc.

55 Water Street

New York, New York 10041

(212) 968-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Jeffrey R. Poss, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019–6099

(212) 728–8000

June 8, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	Name of Reporting Persons GFINet Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 162,130,097*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 162,130,097*

11	Aggregate Amount Beneficially Owned by Each Person 162,130,097*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 60.8**

14	Type of Reporting Person* CO

* Represents the number of shares of common stock that would be beneficially owned upon full conversion of the shares of Series E Preferred Stock and Series E-2 Preferred Stock (in each case, assuming a conversion as of June 8, 2012), and the exercise of all common stock warrants held as of June 8, 2012.  See Item 5.

** Calculated based on 104,354,190 shares of common stock outstanding as of May 17, 2012, as disclosed by the Issuer in its most recent quarterly report for the period ended March 31, 2012 filed on May 21, 2012.

SCHEDULE 13D

1	Name of Reporting Persons GFI Group Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 162,130,097*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 162,130,097*

11	Aggregate Amount Beneficially Owned by Each Person 162,130,097*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 60.8**

14	Type of Reporting Person* CO

* Represents the number of shares of common stock that would be beneficially owned upon full conversion of the shares of Series E Preferred Stock and Series E-2 Preferred Stock (in each case, assuming a conversion as of June 8, 2012), and the exercise of all common stock warrants held as of June 8, 2012.  See Item 5.

** Calculated based on 104,354,190 shares of common stock outstanding as of May 17, 2012, as disclosed by the Issuer in its most recent quarterly report for the period ended March 31, 2012 filed on May 21, 2012.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 2”) amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on July 8, 2011, as amended by Amendment No. 1 filed on December 9, 2011 (such Schedule 13D, as so amended, the “Original Schedule 13D”).  The Original Schedule 13D, together with this Amendment No. 2, are collectively referred to herein as the “Schedule 13D”.  This Amendment No. 2 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Bonds.com Group, Inc., a Delaware corporation (the “Company” or the “Issuer”). The address of the Company’s principal executive offices is 529 Fifth Avenue, 8th Floor, New York, New York 10017.  Unless the context otherwise requires, references herein to the “Common Stock” are to such common stock of the Issuer.  Capitalized terms used but not defined herein shall have the meanings given them in the Original Schedule 13D.

Item 2.	Identity and Background

Subparagraph (a) of Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           This Schedule 13D is filed on behalf of GFI Group Inc. (“GFI Group”), a Delaware corporation, and GFINet Inc. (“GFINet”), a Delaware corporation and a wholly owned subsidiary of GFI Group (each, a “Reporting Person,” and collectively, the “Reporting Persons”).  Schedule I hereto, with respect to GFI Group, and Schedule II hereto, with respect to GFINet, set forth lists of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.  As a result of certain of the matters described in Item 4, it is possible that the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission, with other stockholders of the Issuer owning shares of the Issuer’s Series C Preferred Stock, Series E Convertible Preferred Stock (the “Series E Preferred Stock”), Series E-1 Convertible Preferred Stock (the “Series E-1 Preferred Stock”) and Series E-2 Convertible Preferred Stock (the “Series E-2 Preferred Stock”) and that are parties to the Series E Stockholders Agreement (as defined below) (the “Non-Reporting Person Stockholders”).  If the Reporting Persons were deemed to constitute a “group” with the Non-Reporting Person Stockholders, the aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the Non-Reporting Person Stockholders, based on available information, is approximately 895,120,849 which represents approximately 89.6% of the shares of Common Stock outstanding.  Based on available information, the shares of Common Stock outstanding is based upon 104,354,190 shares of Common Stock outstanding as of May 17, 2012, as disclosed by the Issuer in the Issuer’s most recent quarterly report for the period ended March 31, 2012 filed on May 21, 2012, plus shares of Common Stock issuable upon conversion of the Series C Preferred Stock, Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock (in each case, assuming a conversion as of June 8, 2012), and the exercise of warrants, in each case, owned by the Reporting Persons and the Non-Reporting Person Stockholders.  The ownership of Common Stock reported by the Reporting Persons in this Schedule 13D does not include any shares of Common Stock owned by the Non-Reporting Person Stockholders.  Each Reporting Person disclaims beneficial ownership of all shares of Common Stock or securities convertible or exercisable into Common Stock other than any shares or other securities reported herein as being owned by such Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by the addition of the following information:

Purchase of Additional Series E-2 Units

On June 8, 2012, GFINet entered into a Letter Agreement with the Issuer (the “Letter Agreement”) in connection with a private placement of securities by the Issuer.  Pursuant to the Letter Agreement, certain of the conditions to the obligations to consummate the Additional Sale set forth in the Series E-2 Purchase Agreement were waived by GFINet and the other investors named therein.  Pursuant to the Series E-2 Purchase Agreement and the Letter Agreement, at the closing of the private placement (the “Final Closing”), which occurred on June 8, 2012 (the date upon which the Final Closing occurred being referred to herein as the “Final Closing Date”), GFINet purchased 12 Series E-2 Units of the Issuer at a per unit price of $100,000, for an aggregate purchase price of $1,200,000.  Each Series E-2 Unit was comprised of (a) warrants to purchase 1,428,571.429 shares of Common Stock, with an initial exercise price of $0.07 per share (the “June 2012 Common Stock Warrants”), and (b) 100 shares of Series E-2 Preferred Stock.  Therefore, GFINet acquired an aggregate of 1,200 shares of Series E-2 Preferred Stock, initially convertible into 17,142,858 shares of Common Stock, assuming conversion as of June 8, 2012, and June 2012 Common Stock Warrants to purchase 17,142,858 shares of Common Stock.

The total amount of funds used by GFINet to purchase the Series E-2 Units at the Final Closing as described herein was furnished from the working capital of GFINet. The total amount of funds paid by GFINet to purchase the Series E-2 Units at the Final Closing as described herein was $1,200,000.  No part of the purchase price was borrowed for the purpose of acquiring the Series E-2 Units.

The terms of the Series E-2 Preferred Stock and the June 2012 Common Stock Warrants are described in more detail in Item 4.

This Item 3 (and the other Items of this Schedule 13D) does not provide a complete description of the transactions and securities included herein and each such description is qualified in its entirety by reference to the Series E-2 Purchase Agreement, the Letter Agreement and the June 2012 Common Stock Warrants, copies of which are incorporated herein by reference as more specifically described under Item 7 hereof.

Item 4.	Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended by the addition of the following information:

The Series E-2 Units and the June 2012 Common Stock Warrants purchased by GFINet at the Final Closing on June 8, 2012 as described in Item 3 above were acquired by GFINet for investment purposes.  The Reporting Persons intend to review their investment in the Company on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock and other securities of the Company, if any, the Company’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Company, the Company’s management, the Board of Directors of the Company (the “Board”), Company-related competitive and strategic matters, conditions in the securities and financial markets, tax considerations, general market, economic and industry conditions, other investment and business opportunities available to the Reporting Persons and other factors considered relevant. The Reporting Persons may from time to time take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of their shares of Series E Preferred Stock, Series E-2 Preferred Stock or Common Stock (or other securities of the Company) or engaging in discussions with the Company concerning future transactions with the Company, including, without limitation, extraordinary corporate transactions and acquisitions or dispositions of shares of capital stock or other securities of the Company, (ii) changing their current intentions with respect to any or all matters referred to in this Item 4 and (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Company.  Any acquisition or disposition of the Company’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Company or a subsidiary thereof or otherwise, in each case subject to certain provisions of the Series E Stockholders Agreement.

As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of, their investment in the Series E Preferred Stock, Series E-2 Preferred Stock, Common Stock or other securities of the Company, the Reporting Persons may from time to time engage in discussions with, respond to inquiries from or make proposals to various persons, including, without limitation, the Company’s management, the Board, existing or potential strategic partners of the Company, other shareholders, industry analysts and other relevant parties concerning matters with respect to the Company and the Reporting Persons’ investment in the Series E Preferred Stock, Series E-2 Preferred Stock, Common Stock and other securities of the Company, including, without limitation, the business, operations, prospects, governance, management, strategy and the future plans of the Company.

Pursuant to the Series E-2 Purchase Agreement and the Letter Agreement (pursuant to which certain of the conditions to the obligations to consummate the Additional Sale set forth in the Series E-2 Purchase Agreement were waived by GFINet and the other investors named therein), the Issuer sold, and GFINet purchased, the number of shares of Series E-2 Preferred Stock and the June 2012 Common Stock Warrants all as described in Item 3 above and pursuant to which the Issuer granted certain rights to GFINet. The terms of the Series E-2 Preferred Stock purchased on the Final Closing Date are identical to those of the Series E-2 Preferred Stock purchased on the date of the Series E-2 Purchase Agreement, as described above.

The descriptions of the Series E-2 Purchase Agreement and the Letter Agreement contained herein are qualified in their entirety by reference to the full text of such agreements, copies of which are incorporated herein by reference as more specifically described under Item 7 hereof.

June 2012 Common Stock Warrants

Except with respect to the date of issuance, the expiration date and the number of shares of Common Stock into which they are exercisable, the terms of the June 2012 Common Stock Warrants are substantially the same as those of the December 2011 Common Stock Warrants.  Accordingly, the June 2012 Common Stock Warrants have an initial exercise price of $0.07 per share and include provisions (a) permitting the holder to exercise the same through cashless “net exercise election” and (b) providing that, for a period of 18 months following the date of the Series E-2 Purchase Agreement, if the Company issues shares of Common Stock (or is deemed to issue shares of Common Stock) for a price per share less than $0.07, then the exercise price of the June 2012 Common Stock Warrants will be reduced by a customary “weighted-average” anti-dilution formula (subject to certain exempted issuances).  The June 2012 Common Stock Warrants are exercisable until June 8, 2017.  The terms of the June 2012 Common Stock Warrants are set forth in the copy of the same which is incorporated herein by reference as more specifically described under Item 7 hereof.

Amendment of Series E Stockholders Agreement

On May 16, 2012, the Issuer, GFINet and the other parties thereto entered into an Amendment No. 1 to Series E Stockholders’ Agreement (the “Stockholders’ Agreement Amendment”). The Stockholders’ Agreement Amendment amends the Series E Stockholders’ Agreement.

The Stockholders’ Agreement Amendment was entered into by the parties thereto in connection with the appointment of Thomas Thees to the Board. Pursuant to the Stockholders’ Agreement Amendment, each stockholder party to the Series E Stockholders’ Agreement is required to vote, or cause to be voted, all voting shares owned by such stockholder (or over which such stockholder has voting control), from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at no more than ten directors (rather than seven as formerly provided under the Series E Stockholders’ Agreement).

Additionally, certain provisions of the Series E Stockholders’ Agreement relating to the appointment of directors were amended such that (a) for so long as Oak Investment Partners XII continues to own at least 25% of the shares of Series E Preferred Stock or the Series E-2 Preferred Stock acquired by it pursuant to the Transactions (as defined under the Series E Stockholders’ Agreement), or 25% of the Common Stock issued upon the conversion thereof, (i) the Issuer is required to nominate and use its reasonable best efforts to cause to be elected and cause to remain a director on the Board, and (ii) each stockholder a party to the Series E Stockholders’ Agreement is required to vote all shares of voting capital stock of the Issuer owned by it, so as to elect, and not to vote to remove, two people designated by Oak Investment Partners XII (rather than one as formerly provided under the Series E Stockholders’ Agreement), and (b) for so long as DBIC and/or Mida continue to own, in the aggregate, at least 25% of the shares of Series E-2 Preferred acquired by them pursuant to the Series E-2 Transaction (as defined in the Series E Stockholders’ Agreement), or 25% of the Common Stock issued upon the conversion thereof, (i) the Issuer is required to nominate and use its reasonable best efforts to cause to be elected and cause to remain a director on the Board, and (ii) each stockholder a party to the Series E Stockholders’ Agreement is required to vote all shares of voting capital stock of the Company owned by it, so as to elect, and not to vote to remove, three people designated by DBIC and Mida (rather than two as formerly provided under the Series E Stockholders’ Agreement).

The foregoing summary of the Stockholders’ Agreement Amendment is qualified in its entirety by reference to the full text of such agreement, a copy of which is incorporated herein by reference as more specifically described under Item 7 hereof.

Additional Disclosure

Except as set forth above in this Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Scheduled Persons, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The percentages used herein are calculated based on information provided by the Company that there were 104,354,190 shares of Common Stock outstanding as of May 17, 2012, as disclosed by the Company in its Quarterly Report on Form 10-Q for the period ended March 31, 2012 filed by the Company on May 21, 2012 (SEC File No. 000-51076).  The number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, and the percentage of the outstanding shares represented thereby, in each case as reported in this Schedule 13D, are based on the number of shares of Common Stock owned by the Reporting Persons on June 8, 2012.

(a)           As of the close of business on June 8, 2012, the Reporting Persons directly held or beneficially owned 2,667 shares of Series E Preferred Stock, 3,000 shares of Series E-2 Preferred Stock, and warrants to purchase an aggregate of 78,571,430 shares of Common Stock (of which 25,714,286 of such shares may be purchased pursuant to December 2011 Common Stock Warrants and 17,142,858 of such shares may be purchased pursuant to the June 2012 Common Stock Warrants).  As of June 8, 2012, such shares of Series E Preferred Stock are convertible into 39,653,227 shares of Common Stock, and such shares of Series E-2 Preferred Stock are convertible into 43,905,440 shares of Common Stock.  As a result of certain of the matters described in Item 4, it is possible that the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission, with the Non-Reporting Person Stockholders (as defined in Item 2 above).  If the Reporting Persons were deemed to constitute a “group” with the Non-Reporting Person Stockholders, the aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the Non-Reporting Person Stockholders, based on available information, is approximately 895,120,849 which represents approximately 89.6% of the shares of Common Stock outstanding.  Based on available information, the shares of Common Stock outstanding is based upon 104,354,190 shares of Common Stock outstanding as of May 17, 2012, as disclosed by the Issuer in the Issuer’s most recent quarterly report for the period ended March 31, 2012 filed on May 21, 2012, plus shares of Common Stock issuable upon conversion of the Series C Preferred Stock, Series E Preferred Stock, Series E-1 Preferred Stock and Series E-2 Preferred Stock (in each case, assuming a conversion as of June 8, 2012), and the exercise of warrants, in each case, owned by the Reporting Persons and the Non-Reporting Person Stockholders.  The ownership of Common Stock reported by the Reporting Persons in this Schedule 13D does not include any shares of Common Stock owned by the Non-Reporting Person Stockholders.  Each Reporting Person disclaims beneficial ownership of all shares of Common Stock or securities convertible or exercisable into Common Stock other than any shares or other securities reported herein as being owned by such Reporting Person.

(b)           Each Reporting Person may be deemed to share the power to (a) dispose or to direct the disposition of the 162,130,097 shares of Common Stock the Reporting Persons may be deemed to beneficially own (and convert into) as of June 8, 2012 and (b) vote or direct the vote of the 162,130,097 shares of Common Stock the Reporting Persons may be deemed to beneficially own for voting purposes as of June 8, 2012.

(c)           Other than the purchase of Series E-2 Units described in Items 3 and 4, none of the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock during the past sixty (60) days.

(d)           Not applicable.

(e)           Not applicable.

Item 7.	Material to be Filed as Exhibits

The following is a list of exhibits filed by the Reporting Persons as part of this Schedule 13D.  For exhibits that previously have been filed, the Reporting Persons incorporate those exhibits herein by reference.  The exhibit table below includes the Form Type and Filing Date of the previous filing and the original exhibit number in the previous filing which is being incorporated by reference herein.  Documents which are incorporated by reference to filings by parties other than GFI are identified as such.

Exhibit 99.1

Joint Filing Agreement, dated as of July 1, 2011, by and among GFI Group Inc. and GFINet Inc. (incorporated herein by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons on July 8, 2011) (SEC File No. 005-80545).

Exhibit 99.2

Exchange Agreement, dated as of December 5, 2011, by and among Bonds.com Group, Inc., GFINet Inc., Oak Investment Partners XII, Limited Partnership, UBS Americas, Inc., Jefferies & Company, Inc., Bonds MX, LLC and the other parties thereto (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011) (SEC File No. 000-51076).

Exhibit 99.3

Unit Purchase Agreement, dated as of December 5, 2011, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership and certain other investors named therein (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011) (SEC File No. 000-51076).

Exhibit 99.4

Certificate of Designation of Series E Convertible Preferred Stock, Series E-1 Convertible Preferred Stock and Series E-2 Convertible Preferred Stock of Bonds.com Group, Inc., dated December 5, 2011 (incorporated herein by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011) (SEC File No. 000-51076).

Exhibit 99.5

Common Stock Warrant, dated February 2, 2011 (incorporated herein by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on February 8, 2011) (SEC File No. 000-51076).

Exhibit 99.6

Common Stock Warrant, dated December 5, 2011 (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011) (SEC File No. 000-51076).

Exhibit 99.7

Second Amended and Restated Registration Rights Agreement, dated as of December 5, 2011, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership, UBS Americas, Inc., Jefferies & Company, Inc., Bonds MX, LLC and the other parties thereto (incorporated herein by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011) (SEC File No. 000-51076).

Exhibit 99.8

Series E Stockholders’ Agreement, dated as of December 5, 2011, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership, UBS Americas, Inc., Jefferies & Company, Inc., Bonds MX, LLC and the other parties thereto (incorporated herein by reference to Exhibit 10.4 of the Current

Report on Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011) (SEC File No. 000-51076).

Exhibit 99.9

Letter Agreement, dated as of June 8, 2012, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership and the other parties thereto (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on June 13, 2012) (SEC File No. 000-51076).

Exhibit 99.10

Common Stock Warrant, dated June 8, 2012.  Except with respect to the date of issuance, the expiration date and the number of shares of Common Stock into which it is exercisable, the terms of the Common Stock Warrant, dated June 8, 2012, is substantially the same as those of the Common Stock Warrant, dated December 5, 2011 and incorporated herein by reference as Exhibit 99.6.

Exhibit 99.11

Amendment No. 1 to Series E Stockholders’ Agreement, dated as of May 16, 2012, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership, UBS Americas, Inc., Jefferies & Company, Inc., Bonds MX, LLC and the other parties thereto (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on May 16, 2012) (SEC File No. 000-51076).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2012	GFI GROUP INC.

	By:	/s/ Scott Pintoff
Name: Scott Pintoff
Title: General Counsel and Corporate Secretary

Dated: June 15, 2012	GFINET INC.

	By:	/s/ Scott Pintoff
Name: Scott Pintoff
Title: General Counsel and Corporate Secretary